SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                           1mage Software, Inc.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 7, 1999
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David R. DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)[ ]
     (b)[ ]

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       776,406
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  776,406
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     776,406

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row (11)

     24.0%

14)  Type of Reporting Person

     IN


                            AMENDMENT NO. 5 TO
                             SCHEDULE 13D FOR
                             DAVID R. DEYOUNG

Item 1    Security and Issuer

          (a) $.004 par value Common Stock (the "Shares") of 1mage Software, Inc., 6025 S. Quebec Street, Suite 300, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:          David R. DeYoung

          (b)  Business       6025 S. Quebec Street, Suite 300
               Address:       Englewood, Colorado 80111

          (c)  Occupation:    President, Chief Executive Officer and
          Director
                              1mage Software, Inc.
                              6025 S. Quebec Street, Suite 300
                              Englewood, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship:  U.S.

Item 3    Source and Amount of Funds or Other Consideration

          Securities acquired December 7, 1999 represent options to purchase 60,000 Shares granted to Mr. DeYoung by the Company's Compensation Committee at an exercise price of $.6562 per Share.

Item 4    Purpose of Transaction

          The options were granted to Mr. DeYoung as part of his total compensation package for his services as President and Chief Executive Officer of the Company.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5    Interest in Securities of the Issuer

          (a) 776,406 Shares of Common Stock (24.0%) beneficially owned, which includes options to purchase 492,375 Shares and 100,000 Class A Warrants to purchase 100,000 Shares, exercisable within 60 days of December 7, 1999. Also, pursuant to Mr. DeYoung's employment agreement, he is entitled to receive a grant, at the fair market value of the Common Stock on the date of grant, of a sufficient number of ten year options as are necessary to permit him to retain the same percentage of beneficial ownership in the Company as he held on December 16, 1996. Excludes the following held by Mr. DeYoung's spouse, Mary Anne DeYoung, as to which beneficial ownership is disclaimed by Mr.
               DeYoung: 3,900 Shares held as custodian for a minor child and options to purchase 259,800 Shares exercisable within 60 days of December 7, 1999.

          (b) Number of Shares as to which there is sole power to vote - 776,406; shared power to vote - 0; sole power to dispose - 776,406; shared power to dispose - 0.

          (c) December 7, 1999: Grant of options to purchase 60,000 Shares at an exercise price of $.6562 per Share by the Company's Compensation Committee

          (d)  None.

          (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Items 4 and 5.

Item 7    Material to Be Filed as Exhibits

          Exhibit 10 -   President Employment Agreement between David R.
          DeYoung and the Company dated November 1, 1996 filed as an Exhibit to the Company's Form 10-K for the period ended December 31, 1996 and incorporated by reference herein.


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 15, 2000           /s/David R. DeYoung
                                   David R. DeYoung